Stifel Financial Investor Presentation

November 2012


STIFEL
FINANCIAL

Disclaimer



Forward-Looking Statements

Statements in this presentation that relate to the future plans, events, expectations, performance, objectives and the like of Stifel Financial Corp., as well as Stifel, Nicolaus and Company, Inc. and its other subsidiaries (collectively, "Stifel" or the "Company") and KBW, Inc. ("KBW"), may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements.

The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and other approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of KBW's business and operations with those of Stifel may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to KBW's or Stifel's existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Stifel's, KBW's or the combined company's respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; (10) diversion of management's attention from ongoing business operations and opportunities; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Stifel and KBW, respectively, operate; and (15) other factors that may affect future results of the combined company described in the section entitled "Risk Factors" in the proxy statement/prospectus to be mailed to KBW's shareholders and in Stifel's and KBW's respective filings with the U.S. Securities and Exchange Commission ("SEC") that are available on the SEC's web site located at www.sec.gov, including the sections entitled "Risk Factors" in Stifel's Form 10-K for the fiscal year ended December 31, 2011, and "Risk Factors" in KBW's Form 10-K for the fiscal year ended December 31, 2011. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Disclaimer



STIFEL
FINANCIAL

Note Regarding the Use of Non-GAAP Financial Measures

The Company utilized non-GAAP calculations of presented net revenues, compensation and benefits, non-compensation operating expenses, income before income taxes, provision for income taxes, net income, compensation and non-compensation operating expense ratios, pre-tax margin and diluted earnings per share as an additional measure to aid in understanding and analyzing the Company's financial results. Specifically, the Company believes that the non-GAAP measures provide useful information by excluding certain items that may not be indicative of the Company's core operating results and business outlook. The Company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of the business and facilitate a meaningful comparison of the Company's results in the current period to those in prior periods and future periods. Reference to these non-GAAP measures should not be considered as a substitute for results that are presented in a manner consistent with GAAP. These non-GAAP measures are provided to enhance the overall understanding of the Company's current financial performance.

Additional Information and Where to Find It

In connection with the proposed merger, Stifel will be filing a registration statement on Form S-4 that will include a proxy statement of KBW that also constitutes a prospectus of Stifel and other relevant documents relating to the merger with the Securities and Exchange Commission (the "SEC"). Stifel and KBW shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Stifel, KBW and the proposed transaction. The final proxy statement/prospectus will be mailed to shareholders of KBW. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Stifel and KBW, without charge, at the SEC's website (www.sec.gov). Free copies of Stifel's SEC filings are also available on Stifel's website (www.stifel.com), and free copies of KBW's SEC filings are available on KBW's website (www.kbw.com). Free copies of Stifel's filings also may be obtained by directing a request to Stifel Investor Relations by phone to (314) 342-2000 or in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102. Free copies of KBW's filings also may be obtained by directing a request to KBW Investor Relations by phone to 415-364-2500, in writing to KBW, Inc., Attn: Alan Oshiki, c/o King Worldwide Investor Relations, 48 Wall Street, 32nd Floor, New York, New York 10005, or by email to kbw.inv.relations@kbw.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Stifel, KBW and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of KBW with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Stifel's directors and executive officers is also available in Stifel's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 20, 2012. Information regarding KBW's directors and executive officers is also available in KBW's definitive proxy statement for its 2012 Annual Meeting of Shareholders filed with the SEC on April 27, 2012. These documents are available free of charge at the SEC's web site at www.sec.gov and from Investor Relations at KBW and Stifel Financial.


STIFEL
FINANCIAL

Stifel Financial Overview


STIFEL
FINANCIAL

Strategy

Organic Growth	Acquisitions

Stifel is Well-Positioned to Take Advantage of Opportunities

- Unburdened by capital constraints
- Low leverage business model and conservative risk management
- Built the Company through nine acquisitions since 2005; prudently evaluate all opportunities
- Capitalize on headwinds across the industry
- Select growth of high-quality talent
- Drive revenue synergies by leveraging the global wealth and institutional businesses

Stifel Share Price Performance


$45
$35
$25
$15
$5
12/31/04
5/31/06
10/31/07
3/31/09
8/31/10
1/31/12

Net Revenues ($MM) (1)


$1,600
$1,200
$800
$400
$0
$264
$452
$763
$870
$1,091
$1,382
$1,417
$1,593
2005
2006
2007
2008
2009
2010
2011
2012 YTD Ann.

(1) Net revenues for 2012 are annualized based on nine months ended September 30, 2012.

Stifel's Market Opportunity


STIFEL
FINANCIAL

Stifel's Differentiated Value Proposition: Growth, Scale, and Stability

Bulge Bracket

- Size / scale
- Large distribution
- Investment Banking
- Retail
- Trading

Issues

- Deleverage
- Raise common equity
- Changing business models
- Headcount
- Large-cap focused

STIFEL

- **Size / scale**
- **Firm focus**
- **Stability (financial & personnel)**
- **Large distribution**
- **Growth investor access**
- **Investment Banking**
- **Retail**
- **Outstanding research**
- **Trading**

Middle Market

- Firm focus
- Good research
- Growth investor access

Issues

- Financial / firm stability
- Trading support
- Few with retail


STIFEL
FINANCIAL

A Growth Story…

Net Revenues ($MM)[1]

CAGR: 26%

2006	2007	2008	2009	2010	2011	9 mo annlzd
$452	$763	$870	$1,091	$1,382	$1,417	$1,593

Core Net Income ($MM)[1]

CAGR: 23%

2006	2007	2008	2009	2010	2011	9 mo annlzd
$40	$67	$73	$76	$125	$114	$131

Total Equity ($MM)[1]

CAGR: 37%

2006	2007	2008	2009	2010	2011	9/30
$220	$425	$593	$873	$1,254	$1,302	$1,427

Total Client Assets ($BN)[1][2]

CAGR: 25%

2006	2007	2008	2009	2010	2011	9/30
$35	$59	$53	$94	$114	$129	$136

Financial Advisors [1][3]

CAGR: 19%

2006	2007	2008	2009	2010	2011	9/30
735	1,163	1,315	1,885	1,935	1,987	2,042

Book Value Per Share[1][4]

CAGR: 22%

2006	2007	2008	2009	2010	2011	9/30
$8.23	$12.24	$15.12	$19.24	$24.42	$25.10	$26.62

(1) CAGR reflects years 2006 to 2012 annualized for net revenues and core net income, and reflects years 2006 to 2012 assuming 9/30/12 as year-end 2012 for total equity, client assets, financial advisors and book value per share.
(2) Client assets - Includes FDIC-insured products as of 9/30/12 for years 2008-2012
(3) Includes Independent Contractors.
(4) Book Value Per Share adjusted for April 2011 three-for-two stock split (2006-2010).

Building Scale…


STIFEL
FINANCIAL

Each merger has been accretive to Stifel
Retention remains high


KBW

- FIG Investment Banking
- FIG Sales and Trading
- FIG Research
- Announced November 2012


BW ButlerWick
investments·trust·insurance

- Private Client
- Public Finance
- **Seamless & efficient integration**
- December 2008


S&Y
STONE &
YOUNGBERG

- Fixed Income IB
- Fixed Income Sales and Trading
- Private Client
- **Seamless & efficient integration**
- October 2011


FIRSTSERVICE BANK
RELATIONSHIP BANKING

- Bank holding company
- Financial holding company
- **Grown assets from ~ $100M to $3.2B**
- April 2007


Thomas Weisel Partners
Experts in Growth

- Growth Focused
- Investment Banking
- Research, Sales and Trading
- **Achieved cost efficiencies**
- July 2010


RYAN BECK & CO.

- Private Client
- Capital Markets
- **Achieved cost savings objectives**
- February 2007

56 UBS Branches

- Private Client
- **Revenue production has exceeded expectations**
- October 2009


LEGG
MASON
CAPITAL
MARKETS

- **Significant enhancement to our Capital Markets business**
- Achieved cost savings objectives
- December 2005


STIFEL
FINANCIAL


Strong Balance Sheet Facilitates Growth

As September 30, 2012


Total Assets ($ in Billions)
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$1.1
$1.5
$1.6
$3.2
$4.2
$5.0
$6.1
2006
2007
2008
2009
2010
2011
9/30


Total Capitalization ($ in Billions)
$1.8
$1.5
$1.2
$0.9
$0.6
$0.3
$0.0
$0.3
$0.1
$0.2
$0.5
$0.1
$0.4
$0.7
$0.1
$0.6
$1.0
$0.1
$0.9
$1.3
$0.1
$1.3
$1.4
$0.1
$1.3
$1.7
$0.2
$0.1
$1.4
2006
2007
2008
2009
2010
2011
9/30
Stockholders' Equity
Trust Preferred Securities
Senior Notes


Leverage Ratio
4.0x
3.0x
2.0x
1.0x
0.0x
3.7x
2.9x
4.4x
2.7x
2.3x
6.5x
1.9x
3.3x
11.1x
2.4x
3.1x
13.0x
2.0x
3.6x
11.7x
2.2x
3.6x
12.9x
2.0x
2006
2007
2008
2009
2010
2011
9/30
SB&T
SN & SF


Book Value Per Share(1)
$30
$25
$20
$15
$10
$5
$0
$8.23
$12.24
$15.12
$19.24
$24.42
$25.10
$26.62
2006
2007
2008
2009
2010
2011
9/30

[(1)] Per share information adjusted for April 2011 three-for-two stock split

Top Performing Stock Over 5 and 10 Years



Cumulative Price Appreciation As of October 31, 2012

Since 12/31/11		Since 12/31/07		Since 12/31/02	
FBR & Co.	45.37%	**Stifel Financial Corp.**	**35.68%**	**Stifel Financial Corp.**	**753.68%**
Goldman Sachs Group	35.34%	Evercore Partners	29.47%	Raymond James Financial	190.11%
Piper Jaffray	32.92%	Raymond James Financial	16.78%	Goldman Sachs Group	79.72%
Greenhill & Co.	31.21%	S&P 500 Index	-3.83%	S&P 500 Index	60.51%
Raymond James Financial	23.19%	Lazard	-27.58%	Jefferies Group	35.72%
Morgan Stanley	14.87%	Greenhill & Co.	-28.22%	Legg Mason	-21.26%
Lazard	12.83%	JMP Group	-34.67%	Oppenheimer	-35.52%
S&P 500 Index	12.29%	KBW	-36.50%	SWS Group	-37.06%
KBW	7.05%	Jefferies Group	-38.22%	Morgan Stanley	-56.46%
Legg Mason	5.95%	Piper Jaffray	-42.03%	Cowen Group	NM
Evercore Partners	4.81%	Goldman Sachs Group	-43.09%	Evercore Partners	NM
Jefferies Group	3.56%	SWS Group	-55.09%	FBR & Co.	NM
Oppenheimer	1.12%	Oppenheimer	-61.56%	Greenhill & Co.	NM
Stifel Financial Corp.	**-1.09%**	Legg Mason	-65.17%	JMP Group	NM
Cowen Group	-1.93%	Morgan Stanley	-67.28%	KBW	NM
SWS Group	-17.18%	FBR & Co.	-68.89%	Lazard	NM
JMP Group	-22.52%	Cowen Group	NM	Piper Jaffray	NM

Opportunities Drive our Growth


STIFEL
FINANCIAL

Initiatives

- Attract and retain high-quality talent
- Continue to expand our private client footprint in the U.S.
- Continue to expand fixed income businesses
- Continue to expand investment banking capabilities
- Focus on quality asset generation within Stifel Bank
- Expand traditional asset management capabilities
- Approach acquisition opportunities with discipline


STIFEL
FINANCIAL

Merger With KBW


STIFEL
FINANCIAL
KBW

Why this Combination Makes Sense

- Creates a Dominant Force in Financial Services Including Equity Research, Equity and Fixed Income Sales & Trading and Investment Banking
- Highly Complementary Investment Banking, Research and Sales & Trading Platforms
- Significant Synergies While Maintaining KBW's Premier Brand
- The Financial Institutions Sector is Poised to Benefit from Improving Fundamentals and Catalysts
- Leverages the Global Wealth Management and Capital Markets Platforms
- Accretive to Stifel


STIFEL
+
KBW

Stifel Financial and KBW Today


STIFEL
FINANCIAL
KBW

STIFEL FINANCIAL

- Full-service, publicly traded investment bank (NYSE: SF)
  - Over 5,000 associates in 330 global locations
  - Demonstrating *growth*, *scale* and *stability* with balanced business model
- Investment Banking
  - #1 U.S. equity underwriter for issuers with market caps <$500 million since 2005[1]
  - Extensive advisory and capital raising expertise across 15 industry focused groups
- Research
  - One of the largest providers of U.S. Equity Research with over 1,000 stocks under coverage
  - 85 senior research analysts
  - Most # 1 awards in 2011 FT / Starmine Survey
- Institutional Sales & Trading
  - Senior team leaders with 15+ years of experience
  - ~200 equity & ~250 fixed income professionals
- Global Wealth Management
  - Over $136 billion in client assets
  - More than 2,000 Financial Advisors & 300 locations
  - Over $3 billion in assets at Stifel Bank & Trust


KBW

- A leading global investment bank focused exclusively on the Financial Services Industry (NYSE: KBW)
  - Approximately 448 employees in 10 global locations
  - Celebrating 50th anniversary in 2012
- Investment Banking
  - #1 advisor to U.S. Financial Institutions [2]
  - #1 manager of equity offerings for financial institutions [3]
- Research
  - Only boutique with comprehensive research coverage of financial services universe globally
  - ~390 stocks covered in the U.S.
  - #2 Best Financial Sector Research Firm by Bloomberg
- Institutional Sales & Trading
  - Largest FIG specialist sales force globally
  - A top U.S. FIG sales force
  - Top ten trader in NASDAQ Financial 100
  - A leading European specialist salesforce in both banks and insurance
  - A leading financial services index provider

Note: Data for Stifel Financial and KBW is as of November 2, 2012 unless indicated otherwise.
(1) Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 10/31/12.
(2) SNL Financial. Represents domestic bank and thrift, insurance, securities and investments and specialty finance transactions from 1/1/04 to 6/30/12.
(3) Dealogic. Excludes best efforts offerings, bought deals, SPACS and BDCs. Includes SEC registered underwritten IPOs and follow-on offerings for financial institutions from the USA, Puerto Rico, Bermuda and Cayman Islands. Full credit given to the bookrunner.

Balanced Business Mix



STIFEL FINANCIAL
KBW

($ in millions)

Stifel Net Revenue Mix (9 mo 2012)

IG 38%

GWM 62%

STIFEL FINANCIAL

Annualized Net Revenue: $1,593 mm (1)

Combined Net Revenue Mix (9 mo 2012)



GWM
54%
IG
46%
STIFEL FINANCIAL
+
KBW

Annualized Net Revenue: $1,824 mm (1)



"GWM", Global Wealth Management

"IG", Institutional Group

(1) Annualized net revenues are based on nine months ended September 30, 2012.

Summary of Key Transaction Terms


STIFEL
FINANCIAL
KBW

Transaction	■ Stifel Financial Corp. ("SF") to acquire 100% of KBW, Inc. ("KBW") common stock
Excess Capital	■ $250 million in KBW excess capital is estimated to be available to SF following closing
Consideration	■ KBW shareholders receive $17.50 per share, or total consideration of approximately $533 million • $10.00 per share in cash and $7.50 per share in SF stock(1) ■ Restricted stock (owned by KBW employees) exchanged for SF restricted stock. Restricted stock is also valued at $17.50 per share, or approximately $45 million in aggregate, net of tax
Exchange Ratio	■ Based on SF stock price (subject to SF stock price collar of $29.00 - $35.00 per share)
Synergy Opportunities	■ Significant back office cost savings already identified ■ Minimal client facing changes/ cost savings principally from redundancies ■ No revenue enhancements assumed in financial modeling
Management	■ Tom Michaud to remain CEO of KBW
Retention	■ Key KBW employees have signed retention agreements
Board Seats	■ Tom Michaud and one outside KBW director to join SF Board
Approvals	■ Subject to customary regulatory approvals and KBW shareholder approval
9/11	■ Stifel is honored to partner with KBW in continuing their commitment to 9/11

(1) Assuming an SF stock price of between $29.00 and $35.00 per share.

Transaction Financials – Valuation Metrics



(in 000s, except per share)

Adjusted Purchase Price	Cash	Stock	Total
Shareholders[1]	$ 304,410	$ 228,308	$ 532,718
Restricted Stock [1][2]	-	45,098	45,098
Purchase Price	**304,410**	**273,405**	**577,815**
Excess Capital	(250,000)	-	(250,000)
Adjusted Purchase Price	**$ 54,410**	**$ 273,405**	**$ 327,815**

Purchase Price Per Share	Shareholders	Restricted Stock
Cash	$ 10.00	$ -
Stock[1]	7.50	17.50
Total	**$ 17.50**	**$ 17.50**

Shares Outstanding	
KBW Shares Outstanding (as of 9/30/12)	
Common Shares Outstanding	30,441
Restricted Stock Awards, Net of Tax[2]	2,577
Shares & RSAs Outstanding[2]	33,018

Pricing Multiples	KBW Statistic	Implied Multiple
Purchase Price / Average 3-year Net Revenues[3]	$307,076	1.9x
Adjusted Purchase Price / Average 3-year Net Revenues[3]	$307,076	1.1x
Purchase Price / Stated Tangible Book Value (9/30/12)	$381,176	1.5x
Adjusted Purchase Price / Adjusted Tangible Book Value[4]	$131,176	2.5x

The transaction is accretive to both EPS and Book Value per share

(1) Assuming an SF stock price of between $29.00 and $35.00 per share.
(2) Net of estimated tax benefit.
(3) Calculated as the average of 2010, 2011 and YTD annualized 9/30/12 revenues.
(4) 9/30/12 equity adjusted for the $250 million in excess capital.

Accretive Transaction Delivers 10% - 16% ROE


STIFEL
FINANCIAL
KBW

($ in 000s)

Attractive Returns Based on Conservative Modeling

Stifel's Equity Investment

Equity Investment Calculation	
Purchase Price[1]	$ 577,815
After-tax Retention	34,200
Less: Excess Capital	(250,000)
Total Investment	**$ 362,015**
Less: On Balance Sheet Cash	(100,000)
Equity Investment	**$ 262,015**

Conservatively Modeled

- Assumptions include:
  - Potential revenue range for KBW between $250 - $325 million based on trough years
  - $64 million in estimated incremental operating expenses at KBW, after associated cost saves
- Net incremental Stifel shares outstanding are approximately 8.9 million[2]

Attractive Returns

- Expected Return on Equity Investment of 10% - 16%
- Approximately 5%-7% accretive to EPS, after cost savings

(1) Assuming an SF stock price of between $29.00 and $35.00 per share. Consideration for restricted stock is net of potential tax benefit.
(2) Total incremental shares issued in consideration and retention (net of tax benefit).

This is the Time to Invest in Financial Services



STIFEL
FINANCIAL
KBW

FIG is a large driver of the U.S. economy and comprises 22% of the Russell 2000

Expected Increase in Capital Markets, M&A & FI Activity

- **Capital Markets Drivers**
  - ✓ Improving equity markets
  - ✓ Continued demand for yield product
  - ✓ Thawing M&A markets
  - ✓ TARP, SBLF and TruPS repayment events
- **Renewal of Traditional Depository M&A**
  - ✓ Excess Capacity
    - 7,246 depository institutions – 99% have assets under $20 billion
    - 1,291 institutions with assets between $500 million and $20 billion
  - ✓ Operating Environment
    - Low growth and low interest rate environment make it more difficult, especially for smaller institutions, to generate desired shareholder returns
  - ✓ Credit Environment
    - Credit trends improving - buyers becoming more comfortable with credit risk
  - ✓ Regulatory Environment
    - Higher regulatory costs and capital requirements - hybrid capital has gone away or has limited availability
- **Fixed Income is a Meaningful Revenue Driver**

Financials Outperforming for the First Year Since 2006…

…And market participants remain underweight financials



40%
20%
0%
(20%)
(40%)
First year since 2006 that U.S. financials have outperformed both broad U.S. stock market indices
'00
'01
'02
'03
'04
'05
'06
'07
'08
'09
'10
'11
'12
S&P 500 Financials Index
vs. SPX500
vs. DJII

Financials are a Substantial Share of Industry IB Revenues

Which are Expected to Increase



#1
#1
#1
#2
#3
#3
30%
25%
20%
15%
10%
5%
0%
20.2%
26.3%
25.0%
18.5%
13.7%
15.7%
2007
2008
2009
2010
2011
2012YTD

Source: Dealogic. Percentages are based on FIG U.S. investment banking fees as a % of total U.S. investment banking fees for all products in each respective year.



Dominant Force in Financial Services

 + 

INVESTMENT BANKING

- Leading Financial Services IPO & Follow-on Bookrunner
- **# 1** Depository Bookrunner(1)
- **# 1** Conversion Advisor(2)
- **# 1** FIG M&A Advisor(3)

The Most Trusted Advisor to Financial Institutions

SALES & TRADING

- Largest Financial Services specialist sales force globally
- Top 10 market maker in the NASDAQ Financial 100 index
- Leading Financial Services index provider

Recognized Leader for Financial Services Sales Excellence

EQUITY RESEARCH

- **# 1** U.S. Equity Research Coverage
- **# 1** U.S. Depository Equities Coverage
- 427 Financial Services companies under coverage

Leader in Financial Services Equity Research

FIXED INCOME

- Significant FIG fixed income expertise
- Major growth initiative – Stifel has hired 65 professionals YTD
- Substantial platform offering full suite of products

Leader in Financial Services Fixed Income

(1) Source: SNL Financial. Top Global Coordinator, Book Manager in depository common stock offerings, ranked by number of deals from 1/1/05 - 10/31/12.
(2) Source: SNL Financial, includes all mutual to stock conversions in the U.S., ranked by number of deals from 1/1/05 – 10/31/12.
(3) Source: SNL Financial. Top financial advisors in Banking, Insurance, Securities & Investments, Specialty Finance, Financial Technology. Includes government assisted transactions, ranked by number of deals from 1/1/05 – 10/31/12.


STIFEL
FINANCIAL
KBW

Operating Strategy

The addition of KBW adheres to Stifel's philosophy of building out highly focused specialized businesses within an integrated platform

STIFEL FINANCIAL

Global Wealth Management	Institutional Group	
Global Wealth Management	**Middle-Market Experts**	**Financial Institution Experts**
▪ Private Client ▪ Stifel Bank & Trust ▪ Customer Financing ▪ Asset Management	▪ Award-winning Research ▪ Institutional Equity & Fixed Income Brokerage ▪ Equity & Fixed Income Capital Raising ▪ M&A Advisory	▪ Focused Research ▪ Focused M&A Advisory ▪ Focused Institutional Equity Brokerage ▪ Focused Equity & Fixed Income Capital Raising


STIFEL

(Private Client)


STIFEL

(Bank & Trust)

STIFEL
(Institutional)


KBW

Revenues:	$1.0 Billion	$600 Million	$250 - $325 Million

Information Technology | Risk Management | Legal | Operations | Compliance | Finance & Accounting

Leverages Platform and Supports Capabilities of Stifel

Maintaining the KBW Culture and Brand


STIFEL FINANCIAL
KBW

- **Combined KBW & Stifel FIG investment banking franchise to be run under the premier "KBW" brand**
  - KBW to become Stifel's Financial Institutions brand
  - Best performers on both teams joined together to drive future growth

- **Separate KBW research and equity sales force to be maintained**
  - Existing Stifel FIG ECM and FIG Research to be integrated and marketed as KBW
  - KBW institutional sales force responsible for all FIG sales coverage

- **KBW FIG fixed income expertise integrated into Stifel's substantial platform**
  - Existing KBW fixed income integrated and marketed as Stifel
  - Building on Stifel's strong institutional fixed income base, Stifel has hired 65 fixed income sales and trading professionals year-to-date
  - Stifel will leverage fixed income products into KBW depository account base

The Largest U.S. Equity Research Platform


STIFEL FINANCIAL
KBW

#2 Provider of small-cap equities coverage

#1 Provider of Technology, Transportation, REITs ***and now FIG***

U.S. Equity Research Coverage(1)(2)

Rank	Firm	Overall
1	SNW / KBW	1,287
1	JPMorgan	1,074
2	Bank of America Merrill Lynch	1,040
3	**Stifel Nicolaus Weisel**	**1,022**
4	Barclays Capital	960
5	Raymond James	957
6	Citi	901
7	Sidoti & Company LLC	867
8	Wells Fargo Securities	849
9	Goldman Sachs	836
10	Credit Suisse	835
11	Morgan Stanley	830
12	Morningstar, Inc.	808
13	UBS	807
14	Deutsche Bank	806
15	RBC Capital Markets	802
16	Jefferies & Co.	790
17	Robert W. Baird & Co.	630
18	BMO Capital Markets	537
19	William Blair	522
20	Keybanc Capital Markets	518
21	Piper Jaffray	501
22	Oppenheimer & Co.	494
23	Macquarie Group	484
24	Sterne, Agee & Leach	453
25	Janney Capital Markets	408
N/A	**Keefe Bruyette & Woods**	**390**

FIG Research Coverage

- 427 FIG companies under coverage
- Combination enhances research coverage of global financial institutions, regional banks and insurance
- #1 U.S. FIG equities coverage
- #1 U.S. FIG depositories equities coverage

Pro Forma FIG Research Coverage Universe


6%
53%
11%
17%
7%
4%
2%
Asset Management
Depositories
Specialty Finance
Insurance
Exchanges/Brokers
Mortgage Finance
Business Services

(1) Source: StarMine and Thomson Reuters rankings. Internal for Stifel.
(2) SNW/KBW pro forma eliminates duplicate coverage.
As of October 31, 2012.

The Premier Middle-Market Equities Platform


STIFEL FINANCIAL
KBW

Strategic Rationale

- Affirms industry leading equity research platform
- Enhances full-service middle-market platform with opportunities for additional market share gains
- Substantially strengthens FIG sales & trading with a leading market maker in financial stocks
- Largest FIG specialist sales force globally
- Leading market maker in financial stocks
  - SNW/KBW #9: NASDAQ Financial 100 Index [2] Trading Volume Ranking: 2011
  - SNW/KBW #11: U.S. Regional Bank Stocks (KRX) [3] Trade Volume Ranking: 2011

2011 U.S. Trading Volume: Middle Market Banks[1]

Rank	Firm	Shares (in millions)
1	Jefferies & Company	17,420
2	**SNW/KBW Pro Forma**	**12,612**
3	**Stifel Nicolaus Weisel**	**9,080**
4	Cowen & Co. LLC	6,266
5	Raymond James	5,555
6	Oppenheimer & Co Inc	5,238
7	Robert W. Baird & Co	4,991
8	FBR Capital Markets	4,662
9	Piper Jaffray & Co	4,287
10	Macquarie Group	3,648
11	**Keefe Bruyette & Woods**	**3,532**
12	William Blair & Co. LLC	2,661
13	Sterne, Agee & Leach Inc	2,498
14	Rodman & Renshaw Inc	1,871
15	Lazard Freres Securities	1,827
16	Canaccord Genuity Corp	1,824
17	BMO Capital Markets	1,776
18	Dahlman Rose & Co	1,714
19	Keybanc Captial Markets	1,538
20	Leerink Swann & Co	1,460
21	JMP Securities LLC	1,304
22	Sunrise Securities	1,231
23	BB&T	1,205
24	Suntrust Capital Markets	1,051
25	Pacific Crest Securities	1,023
26	Needham & Company LLC	913

Source: Bloomberg RANK. Ranking reflects rank among middle-market investments banks. As of 10/30/12.
(1) Assumes no loss of market share due to client overlap.
(2) Source: Autex Block Data as of 12/31/11.
(3) Source: Autex Block Data; Regional Bank Stocks (KRX) consists of the current components of the KBW Regional Bank Index as of 12/31/11.

The Premier Middle-Market Investment Bank


STIFEL FINANCIAL
KBW

All Managed Equity Offerings Since 2005 (1)

($ in billions)

Rank	Firm	#	$ Volume
1	Bank of America Merrill Lynch	1,489	$943.3
2	JPMorgan	1,405	861.7
3	Citi	1,173	731.2
4	Morgan Stanley	1,076	735.8
5	UBS	1,076	634.2
6	Wells Fargo Securities	1,072	585.1
7	SNW / KBW Pro Forma	1,037	
7	Barclays	991	619.8
8	Credit Suisse	952	650.7
9	Deutsche Bank	911	554.4
10	Goldman Sachs	875	644.2
11	RBC Capital Markets	871	391.7
12	**Stifel Nicolaus Weisel**	**772**	**231.0**
13	Raymond James	754	324.8
14	Oppenheimer & Co Inc	534	120.1
15	Piper Jaffray & Co	495	181.6
16	Jefferies & Company	473	119.6
17	Robert W Baird & Co	357	99.6
18	**Keefe Bruyette & Woods**	**326**	**156.3**
19	JMP Securities LLC	308	61.7
20	BMO Capital Markets	307	123.0

Bookrun Equity Offerings <$500M Mkt Cap Since 2005 (1)

($ in billions)

Rank	Firm	#	$ Volume
1	Bank of America Merrill Lynch	240	$15.1
2	SNW / KBW Pro Forma	199	
2	JPMorgan	186	10.1
3	Citi	182	12.8
4	UBS	160	8.6
5	Deutsche Bank	153	8.9
6	Credit Suisse	147	8.1
7	Morgan Stanley	131	7.6
8	Barclays	126	7.4
9	**Stifel Nicolaus Weisel**	**125**	**5.0**
10	Jefferies & Company	122	5.2
11	Wells Fargo Securities	107	5.0
12	Piper Jaffray & Co	100	3.8
13	Roth Capital Partners	87	2.3
13	RBC Capital Markets	83	3.3
15	Oppenheimer & Co Inc	79	2.7
16	Raymond James	77	3.8
17	**Keefe Bruyette & Woods**	**75**	**4.5**
18	Goldman Sachs	69	4.1
19	Cowen & Co LLC	64	2.0
20	Lazard Capital Markets	63	2.5

Source: Dealogic. Rank eligible SEC registered IPOs and Follow-On offerings since 2005. Includes demutualizations. As of 10/30/12. Ranked based upon number of deals.
Note: $ Volume represents full credit to underwriter for All Managed Equity Deals and apportioned credit to bookrunner for Bookrun Equity Deals.
Note: Stifel results based on pro forma figures for both Stifel and TWPG.
(1) Net of overlapped transactions.

A Dominant Force in Financial Services


STIFEL FINANCIAL
KBW

Depository IPO & FO Bookrunner Since 2005[1]

Rank	Firm	#
1	SNW / KBW	119
1	**Keefe, Bruyette & Woods, Inc.**	**78**
2	Sandler O'Neill & Partners, L.P.	64
3	**Stifel Nicolaus Weisel**	**41**
4	J.P. Morgan Securities LLC	38
5	Morgan Stanley	33
6	Goldman, Sachs & Co.	31
7	Bank of America Merrill Lynch	20
8	Raymond James & Associates, Inc.	19
9	Barclays Capital Inc.	15
10	Citigroup Global Markets Inc.	10

FIG Financial Advisor Since 2005[2]

Rank	Firm	#
1	SNW / KBW	461
1	**Keefe, Bruyette & Woods, Inc.**	**357**
2	Sandler O'Neill & Partners, L.P.	346
3	Marsh, Berry & Company, Inc.	217
4	Raymond James & Associates, Inc.	191
5	Bank of America Merrill Lynch	186
6	Dowling Hales	171
7	J.P. Morgan Securities LLC	162
8	Goldman, Sachs & Co.	149
9	Morgan Stanley	131
10	Hovde Financial, Inc.	119
12	**Stifel Nicolaus Weisel**	**104**

FIG IPO & FO Bookrunner Since 2005[3]

Rank	Firm	#
1	Bank of America Merrill Lynch	213
2	J.P. Morgan Securities LLC	202
3	Citigroup Global Markets Inc.	187
4	Morgan Stanley	173
5	Goldman, Sachs & Co.	165
6	SNW / KBW	157
6	Credit Suisse (USA), Inc.	143
7	Deutsche Bank Securities Inc.	130
8	Barclays Capital Inc.	109
9	**Keefe, Bruyette & Woods, Inc.**	**102**
10	UBS Investment Bank	95
13	**Stifel Nicolaus Weisel**	**59**

Conversion Advisor Since 2005[4]

Rank	Firm	#	$ Credit ($M)
1	SNW / KBW	98	$8,952
1	**Keefe, Bruyette & Woods, Inc.**	**61**	3,866
2	Sandler O'Neill & Partners, L.P.	44	4,945
3	**Stifel Nicolaus Weisel**	**39**	5,972
4	Sterne, Agee & Leach, Inc.	9	385
5	Janney Montgomery Scott LLC	3	80
6	Barclays Capital Inc.	2	1,291
7	RBC Capital Markets, LLC	2	205
8	Bank of America Merrill Lynch	1	858
9	Morgan Stanley	1	433
10	Raymond James & Associates, Inc.	1	133

(1) Source: SNL Financial. Top Global Coordinator, Book Manager in Banking Common Stock Offerings. Includes mutual-to-stock conversions, net of 0 overlapped transactions. As of 10/31/12.
(2) Source: SNL Financial. Top financial advisors in Banking, Insurance, Securities & Investments, Specialty Finance, Financial Technology. Includes government assisted transactions. As of 10/31/12.
(3) Source: SNL Financial. Top Global Coordinator, Book Manager in Banking, Insurance Underwriter, Insurance Broker, Securities & Investments, Specialty Finance, Investment Company/Finance REIT, Financial Technology Common Stock Offerings. Include mutual-to-stock conversions, net of 4 overlapped transactions. As of 10/31/12.
(4) Source: SNL Financial, includes all mutual-to-stock conversions in the U.S. Net of 2 overlapped transactions. Apportioned credit given managers. As of 10/31/12.

Highly Complementary FIG Investment Banking M&A and Capital Offerings Activity Between 2005 - 2012


STIFEL FINANCIAL
KBW

M&A[1]

KBW — 357 Transactions: Depositories 78%, Insurance 13%, Diversified Financial Services 9%

+

STIFEL — 104 Transactions: Depositories 79%, Insurance 1%, Diversified Financial Services 20%

=

STIFEL KBW — 461 Transactions: Depositories 78%, Insurance 10%, Diversified Financial Services 12%

Capital Markets (ECM & DCM)[2]

KBW — 468 Transactions: Depositories 52%, Insurance 23%, Diversified Financial Services 25%

+

STIFEL — 275 Transactions: Depositories 50%, Insurance 13%, Diversified Financial Services 37%

=

STIFEL KBW — 610[1] Transactions: Depositories 49%, Insurance 20%, Diversified Financial Services 31%

Depositories | Insurance | Diversified Financial Services

(1) Source: SNL Financial. Includes government assisted transactions.
(2) Source: Dealogic. Excludes U.S. Agencies. Pro forma transactions are net of 133 overlapped capital markets transactions.

Strengthens Fixed Income Capabilities


STIFEL
FINANCIAL
KBW

- KBW FIG fixed income expertise integrated into Stifel's substantial fixed income platform
- Major growth initiative at Stifel, having hired 65 fixed income sales and trading professionals year-to-date
- Stifel's comprehensive platform has annual client trade volume approaching $300 billion

Products

- Agency/Gov't Securities
- Money Markets
- Mortgages
- Asset–Backed Securities
- Investment Grade Credit
- High Yield Credit
- Aircraft Finance & Credit Solutions
- Whole Loans
- Municipals
- Emerging Markets
- Structured Products
- Fixed Income Research

- Widespread coverage with a combined fixed income institutional sales team of over 200 professionals
- Offers high quality fixed income research and provides custom analytics and unique insights to clients
- Full service loan sale advisory platform and asset/liability management services
- **Combination strengthens platform and will be leveraged across a larger depository account base**


Leverages Stifel's Global Wealth Management Platform


STIFEL
FINANCIAL
KBW

Leverages Stifel's GWM Platform

- Leverages a substantial Private Client platform with over 2,000 advisors with over $136 billion in client assets
- Provides enhanced product suite to financial advisors
- Enhances fixed income origination efforts, including "baby bond" offerings and preferreds
- Builds on Stifel's robust yield equities platform

Broad GWM Geographical Footprint



- National network with over 300 locations


STIFEL
FINANCIAL

Global Wealth Management

Global Wealth Management



STIFEL
FINANCIAL

Provides Securities Brokerage Services and Stifel Bank Products

Overview

- Grown from 600+ financial advisors in 2005 to over 2,000[1] financial advisors currently
- Proven organic growth and acquirer of private client business (56 UBS branches, Butler Wick, Ryan Beck)
- Retail investors are generally mid- to long-term buyers
- Goal of providing price stability and support to the institutional order book
- Strategy of recruiting experienced advisors with established client relationships
- Expanding U.S. footprint



Net Revenues ($MM) (2)
CAGR: 27%
$1,200
$1,000
$800
$600
$400
$200
$0
$231
$441
$471
$596
$843
$908
$984
2006
2007
2008
2009
2010
2011
9 mo annlzd
Operating Contribution ($MM) (2)
CAGR: 32%
$300
$250
$200
$150
$100
$50
$0
$50
$96
$98
$104
$194
$235
$262
2006
2007
2008
2009
2010
2011
9 mo annlzd

(1) Includes Independent Contractors.
(2) CAGR reflects years 2006 to 2012 annualized.

Global Wealth Management

Opportunity Through Growth

GWM Broker Growth [1]



2,400
2,000
1,600
1,200
800
400
0
735
1,163
1,315
1,885
1,935
1,987
2,042
2006
2007
2008
2009
2010
2011
9/30

GWM Branch Growth



350
300
250
200
150
100
50
0
111
148
196
272
285
291
306
2006
2007
2008
2009
2010
2011
9/30

GWM Account Growth

GWM Assets Under Management Growth ($MM) [2]



800,000
600,000
400,000
200,000
0
213,973
340,235
375,165
607,661
635,842
654,625
672,984
2006
2007
2008
2009
2010
2011
9/30
160,000
120,000
80,000
40,000
0
35,446
59,299
52,733
93,845
113,585
129,889
136,015
2006
2007
2008
2009
2010
2011
9/30

(1) Includes Independent Contractors. (2) Client assets - Includes FDIC-insured products as of 9/30/12 for years 2008-2012.

Global Wealth Management – Stifel Bank & Trust



STIFEL
FINANCIAL

Overview

- Acquired FirstService Bank, a St. Louis-based, Missouri-chartered commercial bank, in April 2007
- Stifel Financial became a bank holding company and financial services holding company
- Balance sheet growth with low-risk assets
- Funded by Stifel Nicolaus client deposits
- Maintain high levels of liquidity

Strength of Brokerage Position

- Offers banking products (securities based loans and mortgage loans) within the GWM client base, including establishing trust services
  - Built-in source of business
  - High net worth clients
- Highly efficient due to lack of "brick and mortar" deposit focused facilities

Interest Earnings Assets (1)

5%
30%
64%
Cash
Investment Securities
Loans Receivable

Total: $2.5 Billion

Investment Portfolio

13%
28%
24%
8%
1%
26%
ABS
Munis
MBS
Corporates
Agency MBS
CMBS

Total: $1.8 Billion

Loan Portfolio (Gross)

3%
8%
34%
55%
Securities-Based Lending
Commercial & Industrial
Residential Real Estate
HELOC

Total: $716 Million(2)

Note: Data as of 9/30/12.

(1) Average interest earning assets for the three months ended September 30, 2012.

(2) Construction and Land and Commercial Real Estate make up less than 1% of the loan portfolio


STIFEL
FINANCIAL

Institutional Group


STIFEL
FINANCIAL

Institutional Group

Overview

- Provides securities brokerage, trading, research, underwriting and corporate advisory services
- One of the largest providers of U.S. Equity Research
- 2nd largest Equity trading platform in the U.S. outside of the Bulge Bracket(1)
- Full Service Middle-Market Investment Bank
- Comprehensive Fixed Income platform

Net Revenues ($MM)(2)


$800
$600
$400
$200
$0
CAGR: 20% (3)
$455
$559
$587
$668
$626
$507
$605
2006
2007
2008
2009
2010
2011
9/30 annlzd

Equity Brokerage + Investment Banking(2)

	2006	2007	2008	2009	2010	2011	9/30 annlzd
Equity Brokerage + Investment Banking	$401	$494	$412	$419	$425	$329	$369

Fixed Income Brokerage + Investment Banking


$300
$200
$100
$0
$54
$65
$175
$249
$201
$179
$236
2006
2007
2008
2009
2010
2011
9/30 annlzd

(1) Based on 2011 U.S. trading volume per Bloomberg.
(2) Includes TWPG historical investment banking and brokerage revenues for years 2006 through June 30, 2010.
(3) CAGR reflects years 2006 to 2012 annualized.


STIFEL
FINANCIAL

Financial Results

Stifel Financial Corp. Results



Three months ended September 30, 2012

($ in thousands, except per share amounts)	Three Months Ended				
	9/30/12 [1]	9/30/11	**% Change**	6/30/12	**% Change**
Net revenues	**$ 420,080**	$ 334,214	***25.7%***	$ 374,407	***12.2%***
Compensation and benefits	**267,652**	210,573	***27.1%***	239,374	***11.8%***
Non-comp operating expenses	**90,751**	84,618	***7.2%***	91,159	***(0.4%)***
Total non-interest expenses	**358,403**	295,191	***21.4%***	330,533	***8.4%***
Income before income taxes	**61,677**	39,023	***58.1%***	43,874	***40.6%***
Provision for income taxes	**23,967**	16,719	***43.4%***	17,738	***35.1%***
Net income	**$ 37,710**	$ 22,304	***69.1%***	$ 26,136	***44.3%***
Earnings per share:					
Diluted	**$ 0.60**	$ 0.35	***71.4%***	$ 0.42	***42.9%***
Weighted average number of shares outstanding:					
Diluted	**63,054**	63,152	***(0.2%)***	62,678	***0.6%***
Ratios to net revenues:					
Compensation and benefits	**63.7%**	63.0%		63.9%	
Non-comp operating expenses	**21.6%**	25.3%		24.4%	
Income before income taxes	**14.7%**	11.7%		11.7%	

[1] Results for the three months ended September 30, 2012 include realized and unrealized gains on the Company's investment in Knight Capital Group Inc. of $25.6 million. The after-tax impact was $0.09 per diluted share.


STIFEL
FINANCIAL


Stifel Financial Corp. Results

Nine months ended September 30, 2012

($ in thousands, except per share amounts)	Nine Months Ended		
	9/30/12 (1)	9/30/11	**% Change**
Net revenues	**$1,194,820**	$ 1,059,684	***12.8%***
Compensation and benefits	**761,730**	671,678	***13.4%***
Non-comp operating expenses	**268,285**	294,424	***(8.9%)***
Total non-interest expenses	**1,030,015**	966,102	***6.6%***
Income before income taxes	**164,805**	93,582	***76.1%***
Provision for income taxes	**66,186**	36,464	***81.5%***
Net income	**$ 98,619**	$ 57,118	***72.7%***
Earnings per share:			
Diluted (2)	**$ 1.57**	$ 0.90	***74.4%***
Weighted average number of shares outstanding:			
Diluted	**62,817**	63,174	***(0.6%)***
Ratios to net revenues:			
Compensation and benefits	**63.8%**	63.4%	
Non-comp operating expenses	**22.4%**	27.8%	
Income before income taxes	**13.8%**	8.8%	

(1) Results for the nine months ended September 30, 2012 include realized and unrealized gains on the Company's investment in Knight Capital Group, Inc. of $25.6 million. The after-tax impact was $0.09 per diluted share.

(2) Results for the nine months ended September 30, 2011 include previously disclosed litigation-related charges and merger-related expenses of $0.47 per diluted share after-tax.

Sources of Revenues


STIFEL
FINANCIAL

($ in thousands)	9/30/12	9/30/11	% Change	6/30/12	% Change	9/30/12	9/30/11	% Change
Commissions	**$127,966**	$143,243	**(10.7%)**	$ 127,427	**0.4%**	**$ 378,696**	$ 437,344	**(13.4%)**
Principal transactions	**102,979**	76,650	**34.3%**	91,564	**12.5%**	**310,776**	249,250	**24.7%**
Capital raising	**45,733**	25,254	**81.1%**	40,733	**12.3%**	**141,299**	97,301	**45.2%**
Advisory	**27,205**	12,419	**119.1%**	26,630	**2.2%**	**69,440**	46,208	**50.3%**
Investment banking	**72,938**	37,673	**93.6%**	67,363	**8.3%**	**210,739**	143,509	**46.8%**
Asset mgt and service fees	**62,881**	58,253	**7.9%**	65,311	**(3.7%)**	**189,010**	172,914	**9.3%**
Other [1]	**31,922**	540	*	5,418	**489.2%**	**50,634**	11,352	**346.0%**
Total operating revenues	**398,686**	316,359	**26.0%**	357,083	**11.7%**	**1,139,855**	1,014,369	**12.4%**
Interest revenue	**27,306**	24,161	**13.0%**	27,181	**0.5%**	**79,744**	64,246	**24.1%**
Total revenues	**425,992**	340,520	**25.1%**	384,264	**10.9%**	**1,219,599**	1,078,615	**13.1%**
Interest expense	**5,912**	6,306	**(6.2%)**	9,857	**(40.0%)**	**24,779**	18,931	**30.9%**
Net revenues	**$420,080**	$334,214	**25.7%**	$ 374,407	**12.2%**	**$1,194,820**	$1,059,684	**12.8%**

* Percentage not meaningful.

[1] Results for the three and nine months ended September 30, 2012 include realized and unrealized gains on the Company's investment in Knight Capital Group, Inc. of $25.6 million. The after-tax impact was $0.09 per diluted share.

Non-Interest Expenses



Three months ended September 30, 2012

($ in thousands)	Quarter Ended					% of Net revenues		
	9/30/12	9/30/11	**% Change**	6/30/12	**% Change**	**9/30/12**	9/30/11	6/30/12
Compensation and benefits	**247,964**	193,818	**27.9%**	219,004	**13.2%**	***59.0%***	*58.0%*	*58.5%*
Transitional pay [1]	**19,688**	16,755	**17.5%**	20,370	**(3.3%)**	***4.7%***	*5.0%*	*5.4%*
Total compensation and benefits	**267,652**	210,573	**27.1%**	239,374	**11.8%**	***63.7%***	*63.0%*	*63.9%*
Occupancy and equipment rental	**33,061**	30,914	**6.9%**	32,320	**2.3%**	***7.9%***	*9.2%*	*8.6%*
Communication and office supplies	**19,976**	18,838	**6.0%**	20,797	**(3.9%)**	***4.8%***	*5.6%*	*5.6%*
Commissions and floor brokerage	**8,031**	7,400	**8.5%**	7,747	**3.7%**	***1.9%***	*2.2%*	*2.1%*
Other operating expenses	**29,683**	27,466	**8.1%**	30,295	**(2.0%)**	***7.1%***	*8.1%*	*8.1%*
Total non-comp operating expenses	**90,751**	84,618	**7.2%**	91,159	**(0.4%)**	***21.7%***	*25.3%*	*24.3%*
Total non-interest expense	**358,403**	295,191	**21.4%**	330,533	**8.4%**	***85.3%***	*88.3%*	*88.3%*

[1] Transition pay includes amortization of upfront notes, signing bonuses and retention awards.

Segment Comparison



($ in thousands)	Quarter Ended 9/30/12	9/30/11	% Change	6/30/12	% Change	Nine Months Ended 9/30/12	9/30/11	% Change
Net revenues:								
Global Wealth Management	**$ 251,728**	$ 219,489	**14.7%**	$ 240,029	**4.9%**	**$ 740,105**	$ 683,589	**8.3%**
Institutional Group [1]	**169,679**	113,259	**49.8%**	135,297	**25.4%**	**453,480**	373,168	**21.5%**
Other	**(1,327)**	1,457	**(191.1%)**	(919)	**(44.4%)**	**1,235**	2,927	**(57.8%)**
	$ 420,080	$ 334,205	**25.7%**	$ 374,407	**12.2%**	**$ 1,194,820**	$ 1,059,684	**12.8%**
Operating contribution:								
Global Wealth Management	**$ 68,370**	$ 55,612	**22.9%**	$ 61,353	**11.4%**	**$ 198,901**	$ 172,510	**15.3%**
Institutional Group [1]	**33,427**	9,152	**265.2%**	17,546	**90.5%**	**74,677**	52,496	**42.3%**
Other [2]	**(40,120)**	(25,741)	**55.9%**	(35,025)	**14.5%**	**(108,773)**	(131,424)	**(17.2%)**
	$ 61,677	$ 39,023	**58.1%**	$ 43,874	**40.6%**	**$ 164,805**	$ 93,582	**76.1%**

[1] Results for the three and nine months ended September 30, 2012 include $25.6 million in realized and unrealized gains recognized on the Company's investment in Knight Capital Group, Inc. of $25.6 million. The after-tax impact was $0.09 per diluted share.

[2] Results for the nine months ended September 30, 2011 include litigation-related charges and merger-related expenses of $47.5 million pre-tax.

2012 Legacy Business vs. Investments



2012 Investments include hiring 132 financial advisors and 65 fixed income sales and trading professionals YTD[1]

($ in thousands, except per share amounts)	9M2012			As Reported Investments - 2012 Comparision			
	Legacy [2]	Investments	Total	9m2012	Q3	Q2	Q1
Net revenues	**1,165,461**	**29,359**	**1,194,820**	**29,359**	**15,131**	**9,227**	**5,001**
Compensation and benefits	732,609	29,121	761,730	29,121	11,603	10,013	7,505
Non-compensation operating expense:	252,305	15,980	268,285	15,980	5,104	5,844	5,032
Total non-interest expenses	**984,914**	**45,101**	**1,030,015**	**45,101**	**16,707**	**15,857**	**12,537**
Income before income taxes	**180,547**	**(15,742)**	**164,805**	**(15,742)**	**(1,576)**	**(6,630)**	**(7,536)**
Provision for income taxes [3]	72,508	(6,322)	66,186	(6,322)	(523)	(2,685)	(3,114)
Net income	**108,039**	**(9,420)**	**98,619**	**(9,420)**	**(1,053)**	**(3,945)**	**(4,422)**
Earnings per share	**$ 1.72**	**$ (0.15)**	**$ 1.57**	**$ (0.15)**	**$ (0.02)**	**$ (0.06)**	**$ (0.07)**
Ratios to net revenues:							
Compensation and benefits	**62.9**		**63.8**				
Non-compensation operating expense:	**21.6**		**22.5**				
Income before income taxes	**15.5**		**13.8**				

[1]As of October 31, 2012.
[2]Legacy revenues and expenses exclude new business and investments.
[3]Legacy provision for income taxes is calculated using the tax rate for the nine month period 2012 of 40.2%.